FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9801
www.goldfields.co.za

Enquiries

Willie Jacobsz
Tel +508 358-0188
Mobile +857 241-7127

Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720

Marritt Claassens
Mobile +27 (0) 82 307-3297

M E D I A   R E L E A S E

Gold Fields and Mvelaphanda Resources successfully completes final step of Black Economic Empowerment Transaction Initiated in 2004

Johannesburg, 17 March 2009: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that, in terms of the R4.1 billion Black Economic Empowerment transaction approved by shareholders of Gold Fields on 8 March 2004, and which reached maturity today, Mvelaphanda Resources (Mvela Resources) today took receipt, through its wholly owned subsidiary Mvelaphanda Gold (Proprietary) Limited ("**Mvela Gold**"), of its 15% shareholding in GFI Mining South Africa (Proprietary) Limited ("**GFIMSA**"), a subsidiary of Gold Fields which owns and operates the South African gold mining assets of Gold Fields ("**the GFIMSA Shares**").

Immediately upon receipt of the GFIMSA Shares, Mvela Gold exercised its right to require the exchange of the GFIMSA Shares for 50 million new ordinary shares in the issued share capital of Gold Fields Limited.

Gold Fields therefore today issued 50 million new ordinary Gold Fields Limited shares, listed on the JSE Limited, to Mvela Gold in exchange for the GFIMSA shares, which represents a 15% equity stake in the South African gold mining assets of Gold Fields.

This brings the total number of listed Gold Fields shares to 703,839,976.

Pursuant to the above transactions, Mvela Gold now owns approximately 7% of the listed shares of Gold Fields Limited, and Gold Fields again owns 100% of GFIMSA.

Nick Holland, Chief Executive Officer of Gold Fields, said:

We are particularly pleased that the transaction, which was based on fair value at a firm market price, has proven to be economically sensible and sustainable for existing Gold Fields shareholders, while creating significant real value for Mvela Resources shareholders, thus advancing Black Economic Empowerment in South Africa".

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309-6720
Marritt Claassens
Mobile: +27 (0) 82 307-3297

ends

Directors: A J Wright (Chairman), N J Holland† (Chief Executive Officer), K Ansah, C Carolus, R Dañino*, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, #Ghanaian, *Peruvian
Corporate Secretary: C Farrel

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: March 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs